

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2018

<u>Via E-mail</u>
Pat Obara
Chief Financial Officer
Uranium Energy Corp.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia
Canada V6E 2Y3

      Re: Uranium Energy Corp.
               Registration Statement on Form S-3
               Filed March 23, 2018
               File No. 333-223881

Dear Mr. Obara:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Killoy at (202) 551-7576 with any questions.

                          Sincerely,

                          /s/ James Lopez (for)

                          John Reynolds
                          Assistant Director
                          Office of Beverages, Apparel,
                          and Mining

cc: Thomas Deutsch
       McMillan LLP